

July 20, 2016

Mail Stop 4561

Robert B. Ladd
Chief Executive Officer
MGT Capital Investments, Inc.
500 Mamaroneck Avenue, Suite 320
Harrison, NY 10528

>
> **Re: MGT Capital Investments, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 11, 2016**
> **File No. 001-32698**

Dear Mr. Ladd:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.   Please clarify the current role of John McAfee with Future Tense Central, Future Tense Secure Systems, Inc., D-Vasive, Inc., and Demonsaw LLC, and describe Future Tense Central's current relationship with Future Tense Secure Systems, Inc., D-Vasive, Inc. and Demonsaw LLC. On page 8 of your proxy statement, Mr. McAfee is described as a founder of Future Tense Central, but the extent of his current relationship or control of any of these entities is unclear. Include related party disclosure under Item 404(a) of Regulation S-K and Item 5 of Schedule 14A for Proposals 3 and 7, if required.

2.   It appears that the issuance of shares under several of your proposals may result in significant dilution of voting power for existing shareholders. Please provide disclosure, where appropriate, of the maximum amount of shares that may be issuable if Proposals 3, 4, and 7 are approved and implemented. Similarly, please provide disclosure of the

maximum amount of newly created or available shares authorized if Proposals 5 and 6 are approved and implemented. You may provide this disclosure in tabular format.

Beneficial Ownership of Common Stock by Certain Beneficial Owners and Management, page 15

3.   Please revise your beneficial ownership table to include a column to disclose beneficial ownership of shares of common stock on a post-merger basis. Further, please provide the percentage ownership for each beneficial owner. To the extent any of the sellers of the assets of D-Vasive or Demonsaw LLC, or their respective convertible noteholders, will be principal shareholders of John McAfee Global Technologies, Inc., please disclose these beneficial owners on page 18 of Proposal 3.

Proposal No. 3: To Authorize the Issuance of 43,800.000 Shares of Common Stock …, page 17

4.   Please provide the management's discussion and analysis of financial condition and results of operations of D-Vasive, or advise us why it is not required. We refer you to Item 14(c)(2) of Schedule 14A and Item 17(b)(5) of Part 1.C of Form S-4. In light of the 20 million shares to be issued to the former stockholders and noteholders of Demonsaw, please include a discussion of the effect of Demonsaw, if any, on the results of D-Vasive. To the extent that the assets of Demonsaw provided material amounts of revenue or assets, please clarify.

Proposal No. 5: To Authorize an Amendment to the Company's Restated Certificate …, page 26

5.   Please revise to clarify whether you have any plans, arrangements, agreements, or agreements in principle to issue the newly authorized shares that will be created or become available under this proposal and if the 1-for-2 reverse stock split in Proposal 6 is implemented beyond the transactions described in Proposals 3, 4 and 7.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Gabriel Eckstein, Staff Attorney, at (202) 551-3286 if you have any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Branch Chief - Legal
Office of Information
Technologies and Services

cc: Via E-mail
Jay Kaplowitz, Esq.
Sichenzia Ross Friedman Ference LLP